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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     The Thompson Corporation
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   (Last)                            (First)              (Middle)


     Metro Center, One Station Place
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                                    (Street)
     Stamford                    Connecticut               06902
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   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)
     April 2, 2003
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol
     Elite Information Group, Inc.     ELTE
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)

________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [ ]  Form Filed by One Reporting Person
     [X]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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

     Common Stock                       No Securities Owned. (1)
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     Common Stock                       No Securities Owned. (2)
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
                                                                     Page 1 of 3


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FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

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      N/A                 N/A        N/A             N/A                    N/A               N/A            N/A             N/A
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      N/A                 N/A        N/A             N/A                    N/A               N/A            N/A             N/A
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Reminder: report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:


     (1) The Thomson Corporation ("Thomson") files this Form 3 in connection with the Stockholders Support Agreement, dated as of April 2, 2003 (the "Stockholders Agreement"), among Thomson, Gulf Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Thomson (the "Purchaser"), and certain stockholders (the "Significant Stockholders") of Elite Information Group, Inc. (the "Company"). The Stockholders Agreement requires the Significant Stockholders, who own approximately 21.5% of the outstanding shares of common stock, par value $0.01 per share (the "Shares") of the Company, to (i) validly tender (and not withdraw) their Shares into Purchaser's offer to purchase any and all of the outstanding Shares, at a purchase price of $14.00 per Share (such amount, or any greater amount per Share paid pursuant to the Offer (as defined below), being the "Per Share Amount"), net to the seller in cash, without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated as of April 11, 2003, and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer") and (ii) grant a proxy to Purchase to vote their Shares in favor of the Merger (as defined below), if applicable. Such Offer is currently scheduled to expire on May 8, 2003, subject to any extension of the expiration date. The Offer is being made by the Purchaser pursuant to the Agreement and Plan of Merger, dated as of April 2, 2003 (the "Merger Agreement"), among Thomson, the Purchaser and the Company. Pursuant to the terms of the Merger Agreement, after the expiration of the Offer, the Purchaser will be merged (the "Merger") with and into the Company, with the Company continuing as the surviving corporation and an indirect wholly-owned subsidiary of Thomson. Consequently, for the purposes of determining Thomson's status as a 10% holder, Thomson is deemed to own beneficially 2,062,937 Shares pursuant to the Purchaser's voting power over such Shares. However, for Form 3 reporting purposes, Thomson is not the beneficial owner of any Shares because Thomson currently has no pecuniary interest in the Shares subject to the Stockholders Agreement and will obtain such pecuniary interest only upon consummation of the Offer.

     (2) The Purchaser also files this Form 3 pursuant to the Stockholders Agreement, but has no securities to report thereunder for the same reason that Thomson does not.

/s/ Edward A. Friedland                                         April 11, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

The Thomson Corporation
Name: Edward A. Friedland
Title: Assistant Secretary

/s/ Edward A. Friedland                                     April 11, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


Gulf Acquisition Corp.
Name: Edward A. Friedland
Title: Vice President


*  If the form is filed by more than one reporting person, see Instruction
   5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.



                                                                Page 2 of 3

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Other Reporting Person (Pursuant to Instruction 5(b)(v))

Gulf Acquisition Corp.
Metro Center
One Station Place
Stamford, CT 06902


Designated Filer: The Thomson Corporation

Date of Event Requiring Statement: 4/2/03

Issuer Name and Ticker on Trading Symbol: Elite Information Group, Inc. (ELTE)

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